Mail Stop 3561

November 17, 2008

Mr. William F. Borne
Cheif Executive Officer
Amedisys, Inc.
5959 S. Sherwood Forest Blvd.
Baton Rouge, LA 70816

> **Re:** **Amedisys, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 000-24260**

Dear Mr. Borne:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services